ANNUAL RENEWABLE TERM RIDER – ADDITIONAL INSURED

This Rider (“Rider”) becomes a part of the policy to which it is attached (“Policy”).  If the provisions of this Rider and those of the Policy do not agree, the provisions of this Rider will apply.  Please read it carefully.

Rider Benefit Summary – While this Rider is in effect, it provides term insurance equal to the Rider Face Amount on the Additional Insured under this Rider.  This Rider affects the Policy’s Accumulated Value because any Rider Charges are deducted from the Accumulated Value of the Policy.   This Rider does not have cash values.

Additional Insured – As used in this Rider, the Additional Insured means the person named in the Policy Specifications as the Insured under this Rider.

Primary Insured – As used in this Rider, the Primary Insured means the person named in the Policy Specifications as the Insured under the Policy.

Rider Coverage Layer – The Rider Coverage Layer is a layer of insurance coverage under this Rider.  There may be one or more Rider Coverage Layers.  Any elective increase in Rider Face Amount will comprise a new Rider Coverage Layer.  Each Rider Coverage Layer has its own Face Amount, Risk Class, Coverage Layer Date, and set of charges.  The Face Amount, Risk Class, Coverage Layer Date, and set of charges for the initial Rider Coverage Layer are shown in the Policy Specifications, whereas the Face Amount, Risk Class, Coverage Layer Date, and set of charges for any Rider Coverage Layer added at a later time will be shown in a Supplemental Schedule of Coverage sent to you at that time.

Rider Face Amount –The Rider Face Amount is the sum of the Face Amounts of all Rider Coverage layers under this Rider.

Rider Face Amount Proceeds –  The Rider Face Amount Proceeds (“Proceeds”) is the amount payable upon the Death of the Additional Insured.  We will pay the Proceeds within two months after we receive, at our Administrative Office all of the following:

•                  Satisfactory evidence of the Additional Insured’s death as described in Death of the Additional Insured.

•                  Proof of the claimant’s legal interest in the proceeds.

•                  Sufficient evidence that any legal impediments to payment of Proceeds that depend on parties other than us have been resolved.  Legal impediments to payment include, but are not limited to (a) the establishment of guardianships and conservatorships; (b) the appointment and qualification of trustees, executors and administrators; (c) submission of information required to satisfy state and federal reporting requirements; and (d) conflicting claims.

We will pay interest on the Proceeds from the date of the Additional Insured’s death at a rate not less than the Minimum Annual Interest Rate for Funds Left on Deposit, shown in your Policy Specifications. If payment of Proceeds is delayed more than 31 calendar days after we receive satisfactory evidence of the Additional Insured’s death, we will pay Death Benefit Proceeds Additional Interest annually, at the rate shown in the Policy Specifications beginning with the 31st calendar day referenced above. Rider Face Amount Proceeds are paid as a lump sum unless you choose another payment method, as described in the Income Benefits section.

Elective Increase in Rider Face Amount – An Elective Increase in Rider Face Amount is an increase that you apply for after the Rider has been issued.  Not all policies allow for Rider Face Amount increases and such increases may be prohibited by the terms of certain riders or benefits.

You may submit an application to increase the Rider Face Amount.  Your application must include Evidence of Insurability satisfactory to us and is subject to our approval.  The effective date of the increased Rider Face Amount will be the first Monthly Payment Date on or next following the date all required conditions are met or any other date you request and we approve.  We reserve the right to limit increases to one per policy year and to charge a fee, not to exceed the Maximum Fee per Evaluation of Insurability shown in the Policy Specifications, to evaluate insurability.   Upon approval of any such increase, we will send you a Supplemental Schedule of Coverage.

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Decrease in Rider Face Amount – The Rider Face Amount may be decreased by Written Request, one time per Policy Year.  The decrease will be effective on the Monthly Payment Date on or next following the date we approve your Written Request.  The Rider Face Amount and associated Rider Charges will be decreased in order, beginning with decreases to any Elective Increase in Rider Face Amount and followed by decreases in the initial Rider Face Amount.

Rider Charge – On each Monthly Payment Date prior to the Policy’s Monthly Deduction End Date, a Rider Charge is deducted from the Policy’s Accumulated Value.  The maximum Rider Charge is described below, although we may charge less than this maximum charge.  Any lesser charge will apply uniformly to all members of the same Class.  For the purpose of this Rider, Class includes the Policy form to which this Rider is attached.

The Rider Charge is calculated independently for each covered person and is (1) multiplied by (2) where:

(1) is the Maximum Monthly Cost of Insurance Rate for the Rider divided by 1000; and

(2) is the Rider Face Amount.

If this Rider is in effect upon the death of the Primary Insured, then this Rider will remain in effect until the first Monthly Payment Date on which the Rider Charges cannot be deducted from the Policy’s Accumulated Value, at which time this Rider will terminate.

Cost of Insurance Rates – The Maximum Monthly Cost of Insurance Rates for this Rider are shown in the Policy Specifications.

Death of Additional Insured – Upon receipt of satisfactory evidence of the Additional Insured’s death, such as a certified copy of the death certificate or other lawful evidence providing equivalent information, the Rider Face Amount will be paid to the Additional Insured’s designated beneficiary.  If no beneficiary has been designated, then the Rider Face Amount Proceeds will be paid to the Owner of the Policy.  Upon payment of the Rider Face Amount Proceeds, this Rider will terminate.

Conversion – This Rider may be converted to a new Policy on the life of the Additional Insured, either:

•                  upon termination of the Policy due to death of the Primary Insured under the Policy; or

•                  at any time before the Additional Insured becomes Age 65, as long as this Rider is In Force; or

•                  during the first two years this Rider is In Force regardless of the Additional Insured’s Age.

The Face Amount for this Rider will be cancelled on the issue date of any new policy.  The Face Amount of the new policy will be the same as, or lower than, the Face Amount of this Rider, provided that such Face Amount is at least equal to the minimum issue amount at the time of conversion.  At the time of conversion, the new policy will be based on a plan of permanent life insurance that we make available for this purpose and will be issued using the same Risk Class or, if the same Risk Class is not available, using an available Risk Class that is equivalent to the Risk Class of this Rider.  The new policy will be issued at our published rates which apply for the Additional Insured’s Age on the issue date of the new policy.  Riders will not be included in the new policy without our consent.

Effective Date – This Rider is in effect on the Policy Date unless otherwise stated. If this Rider is in effect after the Policy Date, the Effective Date for this Rider will be shown in the Policy Specifications.

Rider Termination – This Rider will terminate on the earliest of:

•                  Your Written Request;

•                  The date on which Rider Face Amount Proceeds are paid;

•                  The date on which the Additional Insured becomes Age 121; or

•                  Unless otherwise stated, the date the Policy ceases to be In Force*.

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*In cases where death of the Primary Insured occurs while the Policy is In Force, this Rider will remain in effect after the Policy ceases to be In Force until the first Monthly Payment Date on which the Rider Charges cannot be deducted from the Policy’s Accumulated Value.

Reinstatement – If the Policy lapses and is later reinstated under its Reinstatement provision, then as long as this Rider was in effect on the date the Policy ceased to be In Force, this Rider may also be reinstated.  To reinstate this Rider, we will require Evidence of Insurability satisfactory to us that the Additional Insured is insurable in at least the same Risk Class as when the Policy was issued.

Effect of Additional Benefits on Rider Provisions – Your policy may include additional benefits that were added by rider or endorsement.  These rider and endorsement forms may include provisions that replace or amend provisions in this contract.  Please read your entire policy including this Rider and all other forms carefully.

Conformity with IIPRC Standards – This Contract was approved under the authority of the IIPRC and issued under the IIPRC standards.  If there is any contract provision that is in conflict with any IIPRC standards applicable to this Contract when this Contract was issued, the provision is amended to conform to that standard.  Any such amendment is effective on the Contract’s Effective Date.

Signed for Pacific Life Insurance Company,

Chairman, President and Chief Executive Officer	Secretary

[www.PacificLife.com]	[(800) 347-7787]

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